UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28623/February 25, 2009

In the Matter of   :
                                        :
REALTY FUNDS, INC.   :
420 Lexington Ave.   :
Suite 2550   :
New York, NY 10170   :
                                        :
(811-22052)   :
                                        :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Realty Funds, Inc. filed an application on December 10, 2008,
requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On January 30, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28610). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary